Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

iFood Inc.
1301 K St. NW, 3rd floor
Washington, DC 20005
https://immigrantfood.com/

Up to $1,234,996.00 in Class D Common Stock at $7.00
Minimum Target Amount: $14,994.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: iFood Inc.
Address: 1301 K St. NW, 3rd floor, Washington, DC 20005
State of Incorporation: DC
Date Incorporated: January 07, 2019

Terms:

Equity

Offering Minimum: $14,994.00 | 2,142 shares of Class D Common Stock
Offering Maximum: $1,234,996.00 | 176,428 shares of Class D Common Stock
Type of Security Offered: Class D Common Stock
Purchase Price of Security Offered: $7.00
Minimum Investment Amount (per investor): $497.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Investor Perk

Early Silver — Invest $1,000+ (minimum investment is $500) within the first 2 weeks and receive 5% bonus shares

Early Gold — Invest $2,500+ within the first 2 weeks and receive 7% bonus shares

Early Platinum — Invest $5,000+ within the first 2 weeks and receive 10% bonus shares

Early Diamond — Invest $10,000+ within the first 2 weeks and receive 15% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $1,000+ and receive a $50 gift card

Tier 2 Perk — Invest $5,000+ and receive a $250 gift card and a "Immigrants Make America Great" tote bag

Tier 3 Perk — Invest $10,000+ personalized Chef's curated dinner with global wine pairing for 4 + 5% bonus shares

Tier 4 Perk — Invest $25,000+ and receive a catered event for your party up to 15 + 7% bonus shares

Tier 5 Perk — Invest $50,000+ and 3 hours of private room booking plus a $1,000 bar tab credit for your event + 10% bonus shares

Tier 6 Perk — Invest $100,000+ and receive a day with Immigrant Food, immersing yourself in immigrant recipes with Culinary Director and Executive Chef Ben, and have lunch with our inspiring co-founders Tea and Peter + 12% bonus shares

Tier 7 Perk — Invest $500,000+ and receive free Immigrant Food lunch for a year!** + 12% bonus shares

Tier 8 Perk — Invest $1,000,000+ and you get to pick Immigrant Food's next city expansion!*** + 12% bonus shares

Loyalty Perk

As you are a close friend of Immigrant Food, you are eligible for 5% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**one item, plus drink a day, 6 days a week

***pending Board approval

The 10% StartEngine Owners' Bonus

iFood, Inc. (dba "Immigrant Food") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class D Common Stock at $7.00 / share, you will receive 110 shares of Class D Common Stock, meaning you'll own 110 shares for $700. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

iFood, Inc. was incorporated on January 2, 2019, in the District of Columbia. The company has three wholly-owned subsidiaries: IFood Franklin Square LLC (organized on September 15, 2020 in the state of Columbia), iFood 1701 LLC (organized on June 4, 2019 in the state of Columbia), IFood UM LLC (organized on March 22, 2021 in the state of Columbia).

Immigrant Food (iFood, Inc) is a cause-casual restaurant located in Washington, D.C., with a unique mission of celebrating America's immigrant stories while actively contributing to the support of today's immigrants. Founded in response to a surge in negative rhetoric against immigrants, the restaurant aims to combat intolerance by creating a welcoming space. Immigrant Food offers a diverse menu that reflects a fusion of immigrant cuisines, blending cultural influences to create unique dishes. The restaurant actively engages with non-governmental organizations (NGOs), utilizing its space for events, meetings, and classes that support immigrant causes. With a focus on layered corporate social responsibility, Immigrant Food seeks to raise awareness, provide resources, and foster community support for immigrants in the United States.

Intellectual Property

iFood, Inc. wholly owns intellectual property in the form of a filed trademark for "IMMIGRANT FOOD." In addition, any intellectual property produced by iFood's subsidiaries will be wholly owned by iFood, Inc.

Competitors and Industry

Competitors

We believe Immigrant Food distinguishes itself in the competitive landscape through its unique cause-casual model, blending advocacy with dining by celebrating immigrant stories, which sets it apart from fast-casual leaders like Chipotle, Panera Bread, and Shake Shack. Its approach to ethnic and fusion cuisine offers a creative and socially impactful dining experience, providing an edge over similar ethnic and fusion restaurants. Unlike other socially conscious eateries such as Sweetgreen and Tender Greens, Immigrant Food integrates a deeper level of community engagement through NGO partnerships, highlighting its commitment to social causes.

Industry

In the backdrop of evolving industry trends, Immigrant Food leverages technology through online ordering and contactless payments, aligns with culinary innovation through its fusion dishes and plant-based options, and adapts to new models like virtual kitchens for efficiency. The restaurant's focus on community engagement and sustainability resonates with consumer preferences for ethical and diverse dining experiences, which we believe positions it favorably in a market increasingly driven by social responsibility and culinary creativity.

Current Stage and Roadmap

Current Stage

We are now operating in three locations, with a fourth opening scheduled for the summer. We have obtained 15% profitability with $4.3M in 2023 revenues, indicating 33% YoY growth from 2022 to 2023.

Future Roadmap

With plans to open a fifth location shortly after the fourth, Immigrant Food wants to work towards expanding its footprint. The focus on community engagement, as seen through partnerships with NGOs and the utilization of restaurant space for events and classes, may indicate a continued emphasis on social causes. The leadership's dedication to celebrating immigrant stories and combating intolerance positions Immigrant Food as not just a restaurant but a platform for social change. As the restaurant industry continues to evolve, Immigrant Food's unique blend of culinary innovation and activism sets the stage for a future characterized by both business success and positive societal impact.

The Team

Officers and Directors

Name: Peter David Schechter

Peter David Schechter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, & Director
  Dates of Service: June, 2019 - Present
  Responsibilities: I am the co-founder and president of Immigrant Food. Along with my cofounder, COO Tea Ivanovic, we run the company and are in charge of major decision-making and the financial health of the company. Salary: 75K

Other business experience in the past three years:

- Employer: Bay Atlantic University
  Title: Trustee
  Dates of Service: May, 2022 - Present
  Responsibilities: I serve on the Board of Trustees of Bay Atlantic University, a new educational institution in Washington DC

Other business experience in the past three years:

- Employer: Altamar LLC
  Title: Host and Executive Producer
  Dates of Service: January, 2021 - January, 2023
  Responsibilities: Host and Executive Producer for Altamar, a leading independent global affairs podcast on international affairs from a non-Washington centric viewpoint. The podcast features international experts such as late Secretary Madeleine Albright, Secretary Larry Summers, renowned columnist Thomas Friedman, former UN Deputy Secretary General Chief Mark Malloch-Brown, among many others."

Name: Tea Ivanovic

Tea Ivanovic's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder, Chief Operating Officer, Chief Accounting Officer & Chief Marketing Officer
  Dates of Service: June, 2019 - Present
  Responsibilities: Co-founder, Chief Operating Officer, Chief Accounting Officer, & Chief Marketing Officer of Immigrant Food in charge of managing day-to-day operations of the company. Salary: 180,000; Equity : 62,000 shares

Other business experience in the past three years:

- Employer: Altamar LLC
  Title: Commentator and Executive Producer
  Dates of Service: January, 2021 - January, 2023
  Responsibilities: Commentator and Executive Producer for Altamar, a leading independent global affairs podcast on international affairs from a non-Washington centric viewpoint. The podcast features international experts such as late Secretary Madeleine Albright, Secretary Larry Summers, renowned columnist Thomas Friedman, former UN Deputy Secretary General Chief Mark Malloch-Brown, among many others."

Name: Nikunj Jinsi

Nikunj Jinsi's current primary role is with Wilderness Capital . Nikunj Jinsi currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Director
  Dates of Service: November, 2019 - Present
  Responsibilities: Independent Board Director, providing advice to management and Company with strategy and fundraiser, leveraging my 25 years in the venture capital space. No Salary.

Other business experience in the past three years:

- Employer: British International Investments
  Title: External Investment Committee Member Venture Capital
  Dates of Service: January, 2021 - Present
  Responsibilities: As an independent IC member I opine and vote on investment opportunities in technology-enabled companies for ticket sizes ranging from $1-20 million per deal.

Other business experience in the past three years:

- Employer: Wilderness Capital
  Title: Co-Founder, CEO
  Dates of Service: August, 2020 - Present
  Responsibilities: Developing innovative carbon credit investment platform targeting North America - developing nature based solutions with old growth forestry

Other business experience in the past three years:

- Employer: Allianz Global Investors - AfricaGrow
  Title: Independent Investment Committee Member
  Dates of Service: June, 2020 - Present
  Responsibilities: External IC member for €200MM fund-of-funds product targeting funds (LP) investment in VC and SME managers in North and Sub-Saharan Africa

Other business experience in the past three years:

- Employer: FMO Netherlands
  Title: Advisory Board member Venture Capital
  Dates of Service: June, 2023 - Present
  Responsibilities: Provide guidance to operational management team to manage invest €400MM fund in technology enabled businesses and venture fund managers in South, South-East Asia and Africa.

Name: Guillermo J Bolinaga

Guillermo J Bolinaga's current primary role is with Opportunitas Advisors Inc . Guillermo J Bolinaga currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board of Directors
  Dates of Service: November, 2019 - Present
  Responsibilities: Member of the Board of Directors. No Salary.

Other business experience in the past three years:

- Employer: Opportunitas Advisors Inc
  Title: Partner & Cofounder
  Dates of Service: January, 2021 - Present
  Responsibilities: Partner & Cofounder

Name: Kenneth Charles Brown

Kenneth Charles Brown's current primary role is with BlueKey Equity Partners LLC. Kenneth Charles Brown currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Director
  Dates of Service: April, 2020 - Present
  Responsibilities: As an active Board Member with private equity experience, I have been involved in reviewing growth and development strategy, financial strategy and fundraising for the company. I also provide input on operational management areas where I have relevant experience. No Salary.

Other business experience in the past three years:

- Employer: BlueKey Equity Partners LLC
  Title: Partner
  Dates of Service: January, 2019 - Present
  Responsibilities: Partner

Other business experience in the past three years:

- Employer: Gallery 2014 LLC
  Title: Senior Financial Advisor
  Dates of Service: December, 2012 - Present
  Responsibilities: Senior Financial Advisor

Name: Kimberly Susan Grant

Kimberly Susan Grant's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board of Director
  Dates of Service: June, 2020 - Present
  Responsibilities: Kimberly Grant serves on the Boards of and acts as advisor to various companies in the food and beverage space

Other business experience in the past three years:

- Employer: Four Seasons Hotels and Resorts
  Title: Global Head of Restaurants and Bars for Four Seasons Hotels and Resorts
  Dates of Service: February, 2022 - August, 2023
  Responsibilities: Chief executive leading all worldwide food and beverage operations for the Four Seasons Hotels and Resorts, including all restaurants, bars, lounges, F&B retail, meetings and events, in-room dining; in addition to, experience including private jet and yacht (under development). The company currently operates 621 restaurant and bar outlets within 127 hotels and resorts and 50 residential properties in major city centres and resort destinations in 47 countries, with over 50 properties under development.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Class D Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Class D Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been

reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class D Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal

disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Peter Schechter	336,375	Class A Common Stock	30.8%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock, Class E Common Stock, and Convertible Note 2023. As part of the Regulation Crowdfunding raise, the Company will be offering up to 176,428 of Class D Common Stock.

Class A Common Stock

The amount of security authorized is 3,000,000 with a total of 511,420 outstanding.

Voting Rights

One vote per share

Material Rights

Please see below for a summary of the material rights for Class A Common Stock. Please refer to Exhibit F of the Offering Memorandum for the specific language of the Company's Articles and Bylaws.

Voting: The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of Class B Common Stock if the holders of such affected Class B Common Stock are entitled to vote thereon pursuant to the Certificate of Incorporation or pursuant to the laws of the District of Columbia. There shall be no cumulative voting. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively. At any time that, pursuant to the then-effective Articles of Incorporation, any shares of stock have more or less than one (1) vote per share on any matter, every reference in these bylaws to a majority or other proportion of the shares shall refer to a majority or other proportion of the votes of the shares.

Dividends: Subject to the provisions of the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation. Until such time as the holders of Class A Common Stock shall have received dividends hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock (the "First Out Date"), an amount equal to eighty percent (80%) of the Company's dividends shall accrue to the holders of Class A Common Stock and twenty percent (20%) of the Company's dividends shall accrue to the Company's Class B Common Stock and Class C Common Stock. Following the First Out Date, and at all times thereafter, there shall be no dividend preference between the classes of Common Stock.

Distribution of Proceeds of Liquidation or Sale: Upon a liquidation and dissolution of the Company (or upon the sale of all or substantially all of the Company's assets), the proceeds of any such liquidation (or sale) shall be: (i) first, applied to pay the costs and fees associated with the liquidation of the assets and the winding up of the Company's affairs (or expenses of the sale); (ii) second, used to satisfy any and all of the Company's creditors; (iii) third, if the First Out Date has not yet occurred, then until such time as the holders of Class A Common Stock shall have received dividends and liquidation/sale proceeds hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock, an amount equal to eighty percent (80%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class A Common Stock and twenty percent (20%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class B Common Stock and Class C Common Stock; (iv) last, paid to the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock pro rata in accordance with their respective shares held in the Company at the time of such distribution.

Transfer Restrictions: Yes, please refer to Sections 9 and 12 of Article V of the Bylaws, found in Exhibit F of the Offering

Memorandum

Right of First Refusal: Yes, please refer to Section 10 of the Bylaws, found in Exhibit F of the Offering Memorandum

Drag-Along Rights: Yes, please refer to Section 11 of the Bylaws, found in Exhibit F of the Offering Memorandum

Class B Common Stock

The amount of security authorized is 6,000,000 with a total of 487,500 outstanding.

Voting Rights

One vote per share

Material Rights

Please see below for a summary of the material rights for Class B Common Stock. Please refer to Exhibit F of the Offering Memorandum for the specific language of the Company's Articles and Bylaws.

Voting: The holders of Class B Common Stock are entitled to one vote for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of Class B Common Stock if the holders of such affected Class B Common Stock are entitled to vote thereon pursuant to the Certificate of Incorporation or pursuant to the laws of the District of Columbia. There shall be no cumulative voting. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively. At any time that, pursuant to the then-effective Articles of Incorporation, any shares of stock have more or less than one (1) vote per share on any matter, every reference in these bylaws to a majority or other proportion of the shares shall refer to a majority or other proportion of the votes of the shares.

Dividends: Subject to the provisions of the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation. Until such time as the holders of Class A Common Stock shall have received dividends hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock (the "First Out Date"), an amount equal to eighty percent (80%) of the Company's dividends shall accrue to the holders of Class A Common Stock and twenty percent (20%) of the Company's dividends shall accrue to the Company's Class B Common Stock and Class C Common Stock. Following the First Out Date, and at all times thereafter, there shall be no dividend preference between the classes of Common Stock.

Distribution of Proceeds of Liquidation or Sale: Upon a liquidation and dissolution of the Company (or upon the sale of all or substantially all of the Company's assets), the proceeds of any such liquidation (or sale) shall be: (i) first, applied to pay the costs and fees associated with the liquidation of the assets and the winding up of the Company's affairs (or expenses of the sale); (ii) second, used to satisfy any and all of the Company's creditors; (iii) third, if the First Out Date has not yet occurred, then until such time as the holders of Class A Common Stock shall have received dividends and liquidation/sale proceeds hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock, an amount equal to eighty percent (80%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class A Common Stock and twenty percent (20%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class B Common Stock and Class C Common Stock; (iv) last, paid to the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock pro rata in accordance with their respective shares held in the Company at the time of such distribution.

Transfer Restrictions: Yes, please refer to Sections 9 and 12 of Article V of the Bylaws, found in Exhibit F of the Offering Memorandum

Right of First Refusal: Yes, please refer to Section 10 of the Bylaws, found in Exhibit F of the Offering Memorandum

Drag-Along Rights: Yes, please refer to Section 11 of the Bylaws, found in Exhibit F of the Offering Memorandum

Class C Common Stock

The amount of security authorized is 1,000,000 with a total of 82,500 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

Please see below for a summary of the material rights for Class C Common Stock. Please refer to Exhibit F of the Offering Memorandum for the specific language of the Company's Articles and Bylaws.

Voting: The holders of Class C Common Stock shall not be entitled to any voting rights.

Dividends: Subject to the provisions of the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation. Until such time as the holders of Class A Common Stock shall have received dividends hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock (the "First Out Date"), an amount equal to eighty percent (80%) of the Company's dividends shall accrue to the holders of Class A Common Stock and twenty percent (20%) of the Company's dividends shall accrue to the Company's Class B Common Stock and Class C Common Stock. Following the First Out Date, and at all times thereafter, there shall be no dividend preference between the classes of Common Stock.

Distribution of Proceeds of Liquidation or Sale: Upon a liquidation and dissolution of the Company (or upon the sale of all or substantially all of the Company's assets), the proceeds of any such liquidation (or sale) shall be: (i) first, applied to pay the costs and fees associated with the liquidation of the assets and the winding up of the Company's affairs (or expenses of the sale); (ii) second, used to satisfy any and all of the Company's creditors; (iii) third, if the First Out Date has not yet occurred, then until such time as the holders of Class A Common Stock shall have received dividends and liquidation/sale proceeds hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock, an amount equal to eighty percent (80%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class A Common Stock and twenty percent (20%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class B Common Stock and Class C Common Stock; (iv) last, paid to the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock pro rata in accordance with their respective shares held in the Company at the time of such distribution.

Transfer Restrictions: Yes, please refer to Sections 9 and 12 of Article V of the Bylaws, found in Exhibit F of the Offering Memorandum

Right of First Refusal: Yes, please refer to Section 10 of the Bylaws, found in Exhibit F of the Offering Memorandum

Drag-Along Rights: Yes, please refer to Section 11 of the Bylaws, found in Exhibit F of the Offering Memorandum

Class D Common Stock

The amount of security authorized is 400,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class D Common Stock.

Material Rights

Please see below for a summary of the material rights for Class D Common Stock. Please refer to Exhibit F of the Offering Memorandum for the specific language of the Company's Articles and Bylaws.

Voting: The holders of Class D Common Stock shall not be entitled to any voting rights.

Dividends: Subject to the provisions of the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation. Until such time as the holders of Class A Common Stock shall have received dividends hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock (the "First Out Date"), an amount equal to eighty percent (80%) of the Company's dividends shall accrue to the holders of Class A Common Stock and twenty percent (20%) of the Company's dividends shall accrue to the Company's Class B Common Stock and Class C Common Stock. Following the First Out Date, and at all times thereafter, there shall be no dividend preference between the classes of Common Stock.

Distribution of Proceeds of Liquidation or Sale: Upon a liquidation and dissolution of the Company (or upon the sale of all or substantially all of the Company's assets), the proceeds of any such liquidation (or sale) shall be: (i) first, applied to pay the costs and fees associated with the liquidation of the assets and the winding up of the Company's affairs (or expenses of the sale); (ii) second, used to satisfy any and all of the Company's creditors; (iii) third, if the First Out Date has not yet occurred, then until such time as the holders of Class A Common Stock shall have received dividends and liquidation/sale proceeds hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock, an amount equal to eighty percent (80%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class A Common Stock and twenty percent (20%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class B Common Stock and Class C Common Stock; (iv) last, paid to the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock pro rata in accordance with their respective shares held in the Company at the time of such distribution.

Transfer Restrictions: No, Sections 9 and 12 of Article V of the By-Laws does not apply to a stockholder of Class D Common Stock.

Right of First Refusal: Yes, please refer to Section 10 of the Bylaws, found in Exhibit F of the Offering Memorandum

Drag-Along Rights: Yes, please refer to Section 11 of the Bylaws, found in Exhibit F of the Offering Memorandum

Class E Common Stock

The amount of security authorized is 300,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class E Common Stock.

Material Rights

Please see below for a summary of the material rights for Class E Common Stock. Please refer to Exhibit F of the Offering Memorandum for the specific language of the Company's Articles and Bylaws.

Voting: The holders of Class E Common Stock shall not be entitled to any voting rights.

Dividends: Subject to the provisions of the Articles of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividends there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the corporation. Until such time as the holders of Class A Common Stock shall have received dividends hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock (the "First Out Date"), an amount equal to eighty percent (80%) of the Company's dividends shall accrue to the holders of Class A Common Stock and twenty percent (20%) of the Company's dividends shall accrue to the Company's Class B Common Stock and Class C Common Stock. Following the First Out Date, and at all times thereafter, there shall be no dividend preference between the classes of Common Stock.

Distribution of Proceeds of Liquidation or Sale: Upon a liquidation and dissolution of the Company (or upon the sale of all or substantially all of the Company's assets), the proceeds of any such liquidation (or sale) shall be: (i) first, applied to pay the costs and fees associated with the liquidation of the assets and the winding up of the Company's affairs (or expenses of the sale); (ii) second, used to satisfy any and all of the Company's creditors; (iii) third, if the First Out Date has not yet occurred, then until such time as the holders of Class A Common Stock shall have received dividends and liquidation/sale proceeds hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock, an amount equal to eighty percent (80%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class A Common Stock and twenty percent (20%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class B Common Stock and Class C Common Stock; (iv) last, paid to the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock pro rata in accordance with their respective shares held in the Company at the time of such distribution.

Transfer Restrictions: Yes, please refer to Sections 9 and 12 of Article V of the Bylaws, found in Exhibit F of the Offering Memorandum

Right of First Refusal: Yes, please refer to Section 10 of the Bylaws, found in Exhibit F of the Offering Memorandum

Drag-Along Rights: Yes, please refer to Section 11 of the Bylaws, found in Exhibit F of the Offering Memorandum

Convertible Note 2023

The security will convert into Common stock and the terms of the Convertible Note 2023 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: July 01, 2027

Interest Rate: 7.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: 48 months, change of control, or >$3M investment

Material Rights

There are no material rights associated with Convertible Note 2023.

What it means to be a minority holder

As a minority holder of Class D Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $731,660.00
  Number of Securities Sold: 13,718
  Use of proceeds: Expansion of restaurant units
  Date: December 31, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $903,501.00
  Number of Securities Sold: 14,117
  Use of proceeds: Expansion of restaurant units
  Date: December 31, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Expansion of restaurant units
  Date: December 31, 2023

Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $4,408,047, a 33% increase compared to 2022 with revenue of $3,320,597. All this growth is same-store growth, as no new restaurant locations were added in 2022 or 2023.

Cost of Goods (COGS)

Cost of Goods in 2023 was $815,936 or 19%, compared to $687,317 or 23% in 2022. While this is a dollar value increase, it is a percentage decrease of 4%. The decrease in Cost of Goods reflects a focus by management on lowering all COGS, in particular food costs.

Gross margins

Gross margins in 2023 were $3.5M or 81%, compared to $2.5M or 77% in fiscal year 2022. This $1M and 4% increase in margins reflects a focus by management on creating systems in place that streamline production, including inventory management, food processing, and menu costing.

Expenses

Expenses in 2023 were $3.8M compared to $2.8M in fiscal year 2022. This represents a $1M increase in expenses, which we believe highlights strong management of all expenses across restaurant units.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company is growing and adding additional restaurant units. Past cash was primarily generated through sales and equity investments. Our goal is to generate cash flow through increased sales. As the restaurant group continues to add restaurant units, and existing units mature, the Company expects to grow revenues and cash flow. Expanding restaurant units and maturing existing ones to grow revenues and cash flow can pose several challenges. Operationally, managing consistency and efficiency across multiple locations can be demanding. Financially, the upfront investment and ongoing operational expenses may strain the company's finances. Liquidity, balancing expansion costs with the need for cash flow may also be taken into consideration. Additionally, external risks such as market competition and economic shifts could impact growth objectives.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2024, the Company has capital resources available in the form of an equipment loan of $75,000 from LEAF financial, a personal loan of $105,000, an SBA loan of $200,000, and cash on hand of $1.2M.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 40% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the minimum offering amount, the company expects to operate for 6 months, based on a $45,000 monthly burn rate covering salaries, rent, utilities, and general administrative costs. This burn rate is projected to remain stable short-term but may change with operational expansions or cost-saving measures. Key expenses include staff compensation, office space costs, and operational overheads. Factors that might alter this rate include operational scaling or market shifts.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises the maximum funding goal, we expect to operate for 12 months, based on a $65,000 monthly burn rate. This rate covers salaries and general administrative costs. The $65,000 rate is projected to stay so in the near term, assuming no significant changes in operation scale or cost structure. The burn rate encompasses staff salaries, office rent, utilities, and other overheads. Factors that could modify this rate include expansion, operational efficiency improvements, or market changes.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises.

Indebtedness

- Creditor: SBA EILD Loan
  Amount Owed: $207,500.00
  Interest Rate: 3.75%
  Maturity Date: January 01, 2050

- Creditor: Promissory Note - Peter Schechter & Rosa Puech
  Amount Owed: $183,840.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2022

- Creditor: Convertible Notes 2023
  Amount Owed: $102,647.00
  Interest Rate: 7.0%
  Maturity Date: August 16, 2027

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $7,569,940.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) the Company has shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock authorized and outstanding;

(ii) the Company has shares of Class D Common Stock and Class E Common Stock authorized, but there are no shares outstanding;

(iii) the Company has no shares of Preferred Stock authorized or outstanding; and

(iv) the Company has no options, warrants, or other securities with a right to purchase shares reserved or outstanding.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $100,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Revenue Multiple

Valuation = $4.4 million x 1.72 revenue multiple, which calculates to $7.5M. This is based on 2023 revenue of $4,408,087, using a multiple of 1.72x. This is based on industry-standard earnings multiples. We believe it is a conservative multiple for restaurant groups in a growth stage. CitiBank compiled a robust analysis of limited-service and casual and family dining restaurants, from Applebees to IHOP to Zoe's Kitchen, and the median multiple across these restaurants is 1.72x.

This multiple valuation approach takes into account the company's revenue as a key factor in determining its overall worth.

Here's a breakdown of the valuation:

2023 Revenue: $4,408,087

Valuation Multiple: 1.7x

Valuation = Revenue x Valuation Multiple

Valuation = $4.4 million x 1.7

Valuation = ~$7.5 million

We believe this valuation approach is considered conservative, and a multiple of 1.72x is used as an industry-standard benchmark for restaurant groups in a growth stage (see valuation reference). It's based on the premise that investors are willing to pay a certain multiple of a company's revenue to acquire ownership stakes in businesses within this industry. The use of a median multiple from a comprehensive analysis of limited-service and casual and family dining restaurants by CitiBank adds credibility to this method.

Use of Proceeds

If we raise the Target Offering Amount of $14,994.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,234,996.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Working Capital
  82.0%
  We will use 83% of the remaining funds for working capital to cover expenses for restaurant expansion as well as ongoing day-to-day operations of the Company.
- Company Employment
  8.5%
  We will use 10% of the remaining funds to hire key personnel for daily operations, including the following roles: Office Administration and Operations. Wages to be commensurate with training, experience and position.
- Charitable Contributions
  1.5%
  We will use 1.5% of the remaining funds raised for charitable contributions to our 5 impact NGO partners.
- Marketing
  2.5%
  We will use 2.5% of raise to cover marketing expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://immigrantfood.com/ (immigrantfood.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/immigrantfood

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR iFood Inc.

[See attached]

IFOOD, INC.

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Director
iFood, Inc.
Washington, District of Columbia

We have reviewed the accompanying consolidated financial statements of iFood, Inc. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2023 and December 31, 2022, and the related consolidated statements of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 7, 2024
Los Angeles, California

IFOOD INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,218,661	$	640,862
Acccounts Receivable, net		65,222		32,435
Inventory		56,867		68,329
Prepaids and Other Current Assets		71,363		35,685
Total Current Assets		**1,412,112**		**777,310**
Property and Equipment, net		188,754		21,784
Right-of-Use Asset		1,914,753		969,070
Security Deposit		72,395		55,554
Total Assets	**$**	**3,588,013**	**$**	**1,823,718**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	67,164	$	65,249
Credit Cards		18,293		26,472
Current Portion of Loans and Notes		126,347		165,296
Current Portion of Lease Liability		113,409		-
Accrued Interest on Convertible Note		2,647		-
Other Current Liabilities		446,316		215,223
Total Current Liabilities		**774,176**		**472,241**
Promissory Notes and Loans		187,904		187,904
Convertible Note		100,000		-
Lease Liability		1,801,343		969,070
Total Liabilities		**2,863,424**		**1,629,214**
STOCKHOLDERS EQUITY				
Class A Common Stock		51		24
Class B Common Stock		49		49
Class C Common Stock		8		8
Additional Paid in Capital		2,907,602		2,034,235
Accumulated Deficit		(2,183,121)		(1,839,812)
Total Stockholders' Equity		**724,590**		**194,503**
Total Liabilities and Stockholders' Equity	**$**	**3,588,013**	**$**	**1,823,718**

See accompanying notes to financial statements.

IFOOD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 4,408,087	$ 3,320,597
Cost of Goods Sold	815,936	687,317
Gross profit	3,592,151	2,633,280
Operating expenses		
General and Administrative	3,690,855	2,778,615
Sales and Marketing	174,215	100,929
Total operating expenses	3,865,070	2,879,543
Operating Income/(Loss)	(272,919)	(246,263)
Interest Expense	134,837	80,340
Other Loss/(Income)	(64,448)	177,380
Income/(Loss) before provision for income taxes	(343,308)	(503,984)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (343,308)**	**$ (503,984)**

See accompanying notes to financial statements.

IFOOD INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid In	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2021	243,750	$ **24**	487,500	$ **49**	81,250	$ **8**	$ **1,587,266**	$ **(1,335,829)**	$ **251,519**
Capital contribution							446,600		446,600
Share-Based Compensation							369		369
Net income/(loss)								(503,984)	(503,984)
Balance—December 31, 2022	243,750	24	487,500	49	81,250	8	2,034,235	$ (1,839,812)	$ **194,503**
Capital contribution	267,670	27	-		1,250	0	872,958		872,985
Share-Based Compensation							409		409
Net income/(loss)								(343,308)	(343,308)
Balance—December 31, 2023	**511,420**	$ **51**	**487,500**	$ **49**	**82,500**	$ **8**	$ **2,907,602**	$ **(2,183,121)**	$ **724,590**

See accompanying notes to financial statements.

IFOOD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(343,308)	$	(503,984)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		100,780		33,181
Share-based Compensation		409		369
Changes in operating assets and liabilities:				
Acccounts receivable, net		(32,787)		(32,435)
Inventory		11,462		(68,329)
Prepaids and Other Current Assets		(35,678)		63,642
Accounts Payable		1,914		20,210
Credit Cards		(8,178)		10,565
Other Current Liabilities		231,093		79,871
Accrued Interest on Convertible Note		2,647		
Security Deposit		(16,841)		-
Net cash provided/(used) by operating activities		**(88,487)**		**(396,910)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(267,750)		(54,965)
Net cash provided/(used) in investing activities		**(267,750)**		**(54,965)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		872,985		446,600
Borrowing on Promissory Notes and Loans		-		150,734
Repayment of Promissory Notes and Loans		(38,949)		
Borrowing on Convertible Note		100,000		
Net cash provided/(used) by financing activities		**934,036**		**597,334**
Change in Cash		577,799		145,460
Cash—beginning of year		640,862		495,402
Cash—end of year	**$**	**1,218,661**	**$**	**640,862**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	134,837	$	80,340
Cash paid during the year for income taxes	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

iFood Inc. was incorporated on January 2, 2019, in the District of Columbia. The company has four wholly-owned subsidiaries: IFood Franklin Square LLC (organized on September 15, 2020 in the district of Columbia), iFood 1701 LLC (organized on June 4, 2019 in the district of Columbia), IFood UM LLC (organized on March 22, 2021 in the district of Columbia) and iFood Ballston LLC (organized on June 8, 2023 in the state of Virginia). The consolidated financial statements of iFood, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Washington, District of Columbia.

Immigrant Food is America's first gastro advocacy restaurant concept, with four locations in Washington, DC and Ballston, Virginia. Immigrant Food celebrates America's story – the story of immigrants. Over centuries, immigrants brought their recipes and traditions to this country and reshaped what and how we eat. Immigrant Food's lunch, brunch, and happy hour/dinner menus are a special mix of the cultures and foods. Aside from celebrating immigrants' contributions through food, Immigrant Food also advocates and educates on behalf of immigrants through impact partnerships with local NGOs, sharing its space for volunteer trainings, English classes and citizenship lectures, and publishing a monthly magazine on immigration that engages leading experts on the issues affecting immigrants.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $240,523 and $35,457, respectively.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued *ASU No. 2016-13, "Financial Instrument – Credit Losses."*. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on consolidated financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss of $0 and $6,028, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories include costs for ingredients and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed using a straight-line method over the estimated useful lives of the respective assets.

The estimated useful lives for property and equipment is as follows:

Category	Useful Life
Leasehold Improvement	15 years
Kitchen Equipment	5-7 years
Furniture and Fixtures	5-7 years
Table & Glassware	5-7 years
Signage	5-7 years

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of repairs and maintenance is expensed as incurred, whereas significant renewals and betterments are capitalized.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

iFood Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the operation of three restaurants located in Washington.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $174,215 and $100,929, respectively, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Food and Beverage	56,867	68,329
Total Inventory	**$ 56,867**	**$ 68,329**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2023		2022
Event Receivable		60,916		27,726
DC Credit Receivable		4,687		-
Prepaids		5,759		7,959
Total Prepaids and Other Current Assets	**$**	**71,363**	**$**	**35,685**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2023		2022
Accrued Liabilities		146,061		89,809
Payroll Liabilities		-		73,825
Tax Payable		30,950		22,222
Lease Deferment		22,203		-
Inkind Funds		232,184		-
Other current liabilities		14,918		29,366
Total Other Current Liabilities	**$**	**446,316**	**$**	**215,223**

5. PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,		2023		2022
Leasehold Improvement	$	668,446	$	567,112
Kitchen Equipment		244,474		142,150
Furniture and Fixtures		105,074		40,982
Table & Glassware		23,139		23,139
Signage		20,833		20,833
Property and Equipment, at Cost		**1,061,966**		**794,216**
Accumulated depreciation		(873,212)		(772,432)
Property and Equipment, Net	**$**	**188,754**	**$**	**21,784**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 were in the amount of $100,780 and $33,181, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Common Stock

The Company is authorized to issue 300,000 shares of Common Shares of Class A Common Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 511,420 and 243,750 shares were issued and are outstanding, respectively.

Class B Common Stock

The Company is authorized to issue 600,000 shares of Common Shares of Class B Common Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 487,500 shares have been issued and are outstanding.

Class C Common Stock

The Company is authorized to issue 100,000 shares of Common Shares of Class C Common Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 81,250 shares have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 100,000 shares of its Class C Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2021	7,744	$	0.25	-
Granted	-			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2022	7,744	$	0.25	7.30
Exercisable Options at December 31, 2022	7,744	$	0.25	7.30
Granted	1,000	$	-	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2023	8,744	$	0.25	6.42
Exercisable Options at December 31, 2023	8,744	$	0.25	6.42

Stock option expenses for the years ended December 31, 2023 and December 31, 2022 were $409 and $360, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2021	-			-
Granted	8,093	$	53.33	
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2022	8,093	$	53.33	8.96
Granted	-	$	-	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2023	8,093	$	53.33	7.96

Warrant expenses for the years ended December 31, 2023, and December 31, 2022 were $0.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EILD Loan	$ 200,000	3.75%	2020	2050	$ 7,500	-	$ 12,096	$ 187,904	$ 200,000	$ 7,500	$ -	$ 12,096	$ 187,904	$ 207,500
Promissory Note - Peter Schechter & Rosa Puech	$ 153,200	5.00%	1/1/2019	12/31/2022	$ 7,660	-	$ 114,251	$ -	$ 114,251	$ 7,660	$ -	$ 153,200	$ -	$ 183,840
Total					$ 15,160	$ -	$ 126,347	$ 187,904	$ 314,251	$ 15,160	$ -	$ 165,296	$ 187,904	$ 391,340

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023		
2024	$	126,347
2025		12,096
2026		12,096
2027		12,096
2028		12,096
Thereafter		139,520
Total	**$**	**314,251**

Convertible Note(s)

The following is the summary of the convertible notes:

					For the Year Ended December 2023				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Promissory Note	$ 100,000	7.00%	08/15/2023	08/16/2027	2,647	2,647		100,000	102,647
Total					**$ 2,647**	**$ 2,647**	**$ -**	**$ 100,000**	**$ 102,647**

The convertible notes are convertible into equity securities at a conversion price. The conversion price is defined as lesser of (A) the product of (x) the price paid per share for Equity Securities issued in the qualified financing multiplied by 0.8x; and (B) the quotient resulting from dividing (x) the Valuation Cap by (y) the fully Diluted Capitalization immediately prior to the closing of the Qualified Financing . Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Lease

We have entered into three operating lease agreements mostly for certain of business premises. The lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2023, as a result of the adoption of the accounting standard update on leases were as follows:

		December 31, 2023
Lease liability		
Beginning balance	$	969,070
Additions	$	1,119,563
Lease payments		(173,162)
Balance at end of period	$	1,914,753

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2023, are as follows:

		December 31, 2023
2023	$	113,409
2024		178,808
2025		201,923
Thereafter		1,420,612
		-
Total	**$**	**1,914,753**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(100,418)	$	(182,247)
Valuation Allowance		100,418		182,247
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(282,651)	$	(182,233)
Valuation Allowance		282,651		182,233
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $966,328, and the Company had state net operating loss ("NOL") carryforwards of approximately $966,328. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through March 7, 2024, which is the date the consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF IMMIGRANT FOOD

The future of restaurants where profit meets purpose

Immigrant Food is revolutionizing the food and beverage industry by combining delicious gastronomy with innovative social advocacy. We believe we have a highly scalable business model poised for national growth. Join us today!

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


IMMIGRANT FOOD

$0 Raised

REASONS TO INVEST

- Menu innovation: Savor the gastronomies brought to America by centuries of immigrants. Transcend borders, uniting flavors for an explosive culinary experience. Now in 3 locations, with our anticipated restaurant #4 opening this Summer.
- Deep Roots, Passionate Vision: Immigrant-led by industry veterans, with decades of experience in restaurants, advocacy, and culinary innovation. Join us in building a movement, one delicious bite at a time.
- Award-Winning Growth: We have obtained 15% profitability with $4.3M in 2023 revenues, indicating 33% YoY growth from 2022 to 2023, and recognitions from Forbes 30 under 30, FastCompany, and esteemed immigrant advocacy organizations.

Get Equity
$7.00 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$497	$7.57M

THE PITCH

Immigrant Food– Making Delicious Dining Impactful


IMMIGRANT FOOD
WE CALL IT: GASTROADVOCACY
Immigrant Food is a casual restaurant concept with two beating hearts: innovative gastronomy and social advocacy. Call it: gastroadvocacy.

Immigrant Food has three DC-based restaurants that act as cultural hubs, bringing people together through shared experiences and meaningful engagement. A fourth store is anticipated to open in Ballston, Virginia in May 2024. We celebrate diversity with a vibrant menu of delectable dishes, crafted from immigrant recipes by Japan-born Chef Ben Murray. Here, every bite speaks volumes – of heritage, resilience, and the unique flavors that make America sing. Through our Think Table digital magazine, community events, and partnerships, Immigrant Food champions the stories, struggles, and successes of immigrants, fostering understanding and igniting social action.


Anticipated Scalability/ National Growth
IMMIGRANT FOOD
Menu Innovation
Socially Conscious
IMMIGRANT FOOD IS DELICIOUS, SOCIALLY CONSCIOUS, WITH RESULTS THAT IMPRESS

THE OPPORTUNITY

The Future of Restaurants: Socially Conscious Dining

WORLD FLAVORS WITH A MISSION



We believe Immigrant Food is a rising star on the culinary scene that provides delicious global small plates with a side of social change that celebrates, educates and advocates for the vision of America as an immigrant nation.

Our vibrant menu presents a twist on immigrant food with shareable plates and fun cocktails, rich with stories and satisfaction with every bite. We offer a vibrant dining experience, along with a monthly magazine filled with stories that bridge cultures and build understanding that resonates with our socially-conscious community.

GASTROADVOCACY AT ITS FINEST



MADAM VP HERITAGE BOWL

A bowl inspired by America's first immigrant Vice-President



TAMARIND BBQ RIBS

The American classic with South-Asian flavors



FILIPINO FRIED CHICKEN

Double fried deliciousness with the Philippines' famous banana ketchup



WEST AFRICAN GUMBO

A bowl created with a refugee chef from the Ivory Coast in honor of West Africa's gastronomic history

Immigrant Food is a place where delicious bites spark meaningful conversations. We go beyond dining, with social opportunities like lectures, book clubs, and panel discussions, all sprinkled with the warmth of Chef Ben Murray's talent. We feel it's gastroadvocacy at its finest – where one plate sparks conversations, celebrates diversity, and reminds us that America's true magic lies in its immigrant tapestry.

Immigrant Food Gastroadvocacy is strong and constantly ongoing:

- Each week we send out an 'Engagement Menu' with five ways to engage with immigrants, whether through donations, volunteering, education, and more.
- Every month, we publish The Think Table, a publication with facts and stories about immigration, infographics, a selection of articles, and video interviews.
- Throughout the year, we open the doors of our space to local NGOs as they look for downtown locations to teach English and hold volunteer training or citizenship workshops.
- We organize regular in-restaurant events about immigrant contributions to culture, economics, science; as well as events about specific immigration-related policy issues such as asylum, immigration courts, and refugee resettlement.

OUR BUSINESS MODEL

You Can Do Well and Do Good at The Same Time

Immigrant Food caters to younger consumers, with strategic menu innovation, convenient locations, and compelling value for money that make purchasing decisions attractive.

Based on analysis by industry leaders, Immigrant Food's EBITDA is not only comparable to some of the largest chains in the United States, but it exceeds many of them. EBITDA, which is the net operating profit of combined restaurant units, showcases a strong business model and operating management.

Immigrant Food's average sales per square foot exceeds many of the nation's largest restaurant brands. It suggests that our operators are maximizing the use of space and driving topline revenues, and it is a metric used by industry leaders to inform them about the scalability of a concept.


EBITDA COMPARISON
Shake Shack
16%
Buffalo Wild Wings
15%
Immigrant Food
15%
Darden Restaurant Group
Olive Garden, Longhorn Steakhouse, Capital Burger, etc
13%
Texas Roadhouse
13%
Del Frisco's
13%
Cracker Barrel
12%
Red Robin
11%
Bloomin' Brands
Outback, Carraba's, Bonefish Grill
10%
Potbelly
10%
0%
5%
10%
15%
20%


SALES AVG SQ/FT COMPARISON
Cheesecake Factory
$964
Immigrant Food
$751
Olive Garden
$585
Panera
$568
Outback
$529
Buffalo Wild Wings
$524
Applebee's
$504
0
$200
$400
$600
$800
$1000

Immigrant Food has come a long way, not only surviving, but thriving during the pandemic. After opening in November 2019, 2020 and 2021 were difficult years to operate during the COVID-19, but Immigrant Food managed to quickly recover and turn a profit in 2022, with high growth and achieving 15% profitability in 2023.


REVENUE GROWTH FROM 2020–2023
REVENUE COMPARED TO EBITDA FOR THE SAME YEAR
2020
$493K → -13% ($66K)
2021
$1.4M → -2% ($29K)
2022
2% ($72K)
$3.2M
2023
15% ($602K)
$4.3M

The 2020 financials were not reviewed in the financial statements for this CF offering (2021, 2022, 2023).

THE MARKET & OUR TRACTION

Let's Unite At The Table

As a restaurant group that opened three months before the pandemic, we feel we have not just survived but thrived, and by expanding to three (and with an anticipated fourth coming soon), we believe now is the time to join the movement!


EXPANSION PLANS


Three established locations in DC
(1701 Penn Ave, 925 13th St NW, 1309 5th St. NE)
Inquiring about Atlanta, Georgia
One anticipated to open in Virginia
(4254 N Fairfax Drive)
Looking at locations in Reston, Virginia, and Fairfax, Virginia
Inquiring about Raleigh-Durham-Chapel Hill, North Carolina

We're just getting started. Over 100 press mentions, 25,000 meals distributed to our community in need during the pandemic, two important awards recognizing Immigrant Food's unique social mission, partnership nonprofits and private equity ventures such as Blue Key Financial alike, as well as enthusiastic investors such as former Deputy National Security Council Adviser to the President Caroline Atkinson, US Ambassador Robert Gelbard and Dentons Global Advisors' CEO Ed Reilly are just a taste of Immigrant Food's momentum. Award-winning Chef Ben Murray ensures each meal is a culinary adventure, while Téa's Forbes 30 under 30 recognition reflects our team's dedication to social change and excellence.

100+
Press Articles

55+
News Outlets

15K
Active Social Media Followers

- Partnerships with local immigrant service NGOs
- Award-winning culinary director Benjamin Murray
- FastCompany's World Changing Ideas in 2019
- Advocate of Change Award, Ayuda in 2022
- Saul Sorzano Justice Award, CARECEN in 2023
- Forbes 30 under 30 Recognition (Téa)


The Washington Post
Tom Sietsema's 7 favorite places to eat in December 2021
Forbes
A Restaurant Serving Immigrant Causes Opens Steps Away From The White House
CNN
A restaurant called 'Immigrant Food' just opened a block from the White House
WASHINGTONIAN
Immigrant Food Goes Upscale With a New Globetrotting Restaurant in Downtown DC
District FRAY Magazine
Mission-Driven Immigrant Food Joins Planet Word Museum as Dual Concept
NowThis News
Meet the Immigrant Food Team Bringing Diverse Cuisine To D.C.
EATER Washington DC
The Hottest New Restaurants Around D.C., February 2024
FSR
40 Restaurant Stars on the Rise

But how do we connect beyond the plate? Our innovative Engagement Menu suggests weekly ways to get involved with local immigrant service NGOs, from hosting English classes to attending panel discussions. The Think Table, Instagram's first publication dedicated to immigration, combats misinformation with bite-sized facts and expert guests. And through partnerships with organizations like CARECEN, we amplify their impact by offering space for crucial services and events.

WHY INVEST

Invest In A Creative Social & Culinary Experience


300
Engagement Menus published
1,500
Ways to engage with the community
50
Think Table issues published
20K+
Video views
45
Experts interviewed
including GirlsWhoCode founder Reshma Saujani, NYT's Tom Friedman, Senator Kirsten Gillibrand, Members of Congress, celebrity chef Jose Andres, immigration Court Judge and other experts
100K+
QR code scans

Immigrant Food isn't just a business, it's a movement that transcends borders, celebrates diversity and unites people through the universal language of food.
With a proven concept, we believe Immigrant Food is beating industry profit benchmarks and is ready to transition from startup success to national expansion, and you can be a part of it.

We're building a community where diverse perspectives are celebrated, understanding blossoms, and social change happens, one delicious bite at a time. Join us at the table and invest in Immigrant Food today.

The Mosaic of Immigrant Food: Meet the Unlikely Founders
It's not everyday you see two people with a [redacted]-decade age difference co-founding a restaurant group after working in industries such as global policy, communications, and food & beverage. But that's just what co-founders Peter and Téa did.

Born in Rome and Antwerp, they knew their distinct past and wide range of life experiences was their greatest strength for building Immigrant Food. Together, they underscore the belief that America's greatness is continually renewed by the diversity and vitality that immigrants bring to its shores, making the nation great again and again and again.

THE SCHECHTER IMMIGRANT STORY

Peter speaks six languages fluently and was born in Italy to parents who fled to America from Germany and Austria. He spent much of his life in international policy issues and restaurant investing. Immigrant Food honors his parents' lives.





Edmund and Gerda Schechter

Co-Founder Peter Schechter is the intellectual author of Immigrant Food. He speaks six languages fluently and has a successful career across two industries: Global Policy and Food & Beverage. As an early investor and 14-year-long former board member of famed Chef José Andrés' Group, he also co-owned a winery, and advocates for sustainable agriculture, Peter knows a thing or two about the industry. The memory of Peter's parents fuels our mission to honor heritage and empower communities.

THE IVANOVIC IMMIGRANT STORY

Tea is a former correspondent and a communications expert, focusing on environment, social and governance issues. She always says that America is unique because no matter where you are from, you can be American. That's just not the case in countries, and even in Belgium, where she was born and grew up, she was still regarded as a 'foreigner'.

 

Tea came to the United States at the age of sixteen, by herself, on a scholarship for Virginia Tech's Division 1 women's tennis team. She calls herself an immigrant squared because all she's known is to be an immigrant. Her parents left the former Yugoslavia for a better life in Belgium, where Tea was born, and because of her father's job, she lived in six different countries before settling in the US.

ABOUT

HEADQUARTERS
1301 K St. NW, 3rd floor
Washington, DC 20005

WEBSITE
View Site

Immigrant Food is revolutionizing the food and beverage industry by combining delicious gastronomy with innovative social advocacy. We believe we have a highly scalable business model poised for national growth. Join us today!

TEAM



Peter Schechter
CEO, President & Director

Longtime restaurant investor and former Board Member of José Andrés Group, lifelong entrepreneur, policy expert, and founder of the Atlantic Council's Latin America Center



Tea Ivanovic
Co-founder, Chief Operating Officer, Chief Accounting Officer & Chief Marketing Officer

Social impact leader, former financial PR strategist, and journalist. Named on the Forbes 30 Under 30 list



Michael Donlon
Principal, Director of Operations

Former Director of Operations for Morton's Steakhouse Asia, director of hotel partnerships at José Andrés Group



Ben Murray
Culinary Director

Former Chef de Cuisine at Pao at the Faena Hotel and Azul at the Mandarin Oriental in Miami



Guillermo Bolinaga
Board Member

Co-founder of Opportunitas Advisors; and former General Counsel Empresas Polar, a beverage and snack food multinational.

Guillermo works roughly 1-2 hours per week on an as-needed basis for Immigrant Food.



Kenneth Brown
Board Member

Partner at BlueKey Capital; Former Partner and Managing Director at J.P. Morgan/Chase.

Kenneth works roughly 1-2 hours per week on an as-needed basis for Immigrant Food.



Kimberly Grant
Board Member

Former Global Head of Restaurants and Bars at Four Seasons Hotel and Resorts; Former CEO of José Andrés Group.

Kimberly works roughly 1-2 hours per week on an as-needed basis for Immigrant Food.



Nikunj Jinsi
Board Member

Co-founder Wilderness Capital; Former Global Head of Venture Capital, International Finance Corporation.

Nukunj works roughly 1-2 hours per week on an as-needed basis for Immigrant Food.

TERMS

Immigrant Food

Overview

PRICE PER SHARE
$7

VALUATION
$7.57M

DEADLINE ⓘ
Mar. 13, 2024 at 5:42 PM UTC

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$497

MAX INVESTMENT ⓘ
$1,234,996

MIN NUMBER OF SHARES OFFERED
2,142

MAX NUMBER OF SHARES OFFERED
176,428

OFFERING TYPE
Equity

ASSET TYPE

SHARES OFFERED
Class D Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Investor Perk

Early Silver — Invest $1,000+ (minimum investment is $500) within the first 2 weeks and receive 5% bonus shares

Early Gold — Invest $2,500+ within the first 2 weeks and receive 7% bonus shares

Early Platinum — Invest $5,000+ within the first 2 weeks and receive 10% bonus shares

Early Diamond — Invest $10,000+ within the first 2 weeks and receive 15% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $1,000+ and receive a $50 gift card

Tier 2 Perk — Invest $5,000+ and receive a $250 gift card and a "Immigrants Make America Great" tote bag

Tier 3 Perk — Invest $10,000+ personalized Chef's curated dinner with global wine pairing for 4 + 5% bonus shares

Tier 4 Perk — Invest $25,000+ and receive a catered event for your party up to 15 + 7% bonus shares

Tier 5 Perk — Invest $50,000+ and 3 hours of private room booking plus a $1,000 bar tab credit for your event + 10% bonus shares

Tier 6 Perk — Invest $100,000+ and receive a day with Immigrant Food, immersing yourself in immigrant recipes with Culinary Director and Executive Chef Ben, and have lunch with our inspiring co-founders Tea and Peter + 12% bonus shares

Tier 7 Perk — Invest $500,000+ and receive free Immigrant Food lunch for a year!** + 12% bonus shares

Tier 8 Perk — Invest $1,000,000+ and you get to pick Immigrant Food's next city expansion!*** + 12% bonus shares

Loyalty Perk

As you are a close friend of Immigrant Food, you are eligible for 5% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***one item, plus drink a day, 6 days a week*

****pending Board approval*

The 10% StartEngine Owners' Bonus

iFood, Inc. (dba "Immigrant Food") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class D Common Stock at $7.00 / share, you will receive 110 shares of Class D Common Stock, meaning you'll own 110 shares for $700. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

NPR

Immigrant Food' Restaurant, Trump's New Neighbor

View Article

CNN Travel

'Immigrant Food' restaurant opens a block from White House

View Article

The Washington Post

Near the White House and feeling hungry? A celebration of immigrants is on the menu.

View Article

NowThis

Meet the Immigrant Food Team Bringing Diverse Cuisine To D.C.

View Article

Forbes

A Restaurant Serving Immigrant Causes Opens Steps Away From The White House

View Article

Show More Press

ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Immigrant Food.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

I'm Peter and I'm Tea! And were the founders of Immigrant Food – a gastroadvocacy restaurant group with three locations in Washington, DC, and a fourth on its way.

Gastroadvocacy is the intersection of profit and purpose. Meaning, that you can do well and do good at the same time.

At Immigrant Food, we make delicious food in a fun environment, while being deeply rooted in values.

We've gotten a lot of press for our unique business, from CNN to NPR to Entrepreneur to FastCompany Magazine. One of us was even featured on the prestigious Forbes 30 under 30 list. Do you wanna guess which one that was?

The mass interest in our business is built from our strong brand that's grounded in a social mission with a unique approach to programming.

Every Sunday, we release an Engagement Menu that lists out five different ways that you can engage with the community – whether it's a donation, volunteer opportunity, or signing a petition.

We publish a digital magazine named Think Table which takes on specific immigration issues and speaks with experts.

And, we have a direct partnership with local immigrant-service NGOs by donating our space for volunteer training, English lessons, and citizenship education & offering them discounts and special rates.

With this approach, the company has grown to over $4 million in annual revenue, with over 15% profitability.

In 2023, we grew 33% in same-store growth and we're adding a new location in Virginia.

Not only did we survive the pandemic, we thrived when many larger franchises were forced to shut down. Based on our analysis, our EBITDA is not only comparable to theirs but exceeds many of them.

Immigrant Food has two beating hearts - the first is the gastronomy:

We're a menu innovator – I learned to cook from my Japanese mother & I create menu items that celebrate centuries of immigrant recipes and flavors. From a bowl that brings vibes from Vietnam to a mouthwatering Cuban sandwich, our dishes are fun, fresh, and shareable.

Almost everything from drinks like our famous Cafe Calma, to our dressings and sauces, are made in our kitchens. And yet, our prices are approachable, with an average check of $26 across our restaurants.

The second beating heart of Immigrant Food is our vision is to defend America's DNA as the land of immigrants. Your family is from somewhere, whether you're a tenth-generation Irish American or a first-generation Venezuelan. So unless you're native American, your ancestors (or you) have come from somewhere else. Immigrant Food wears these values on our sleeves. We're not political. We don't back a party, we don't back a candidate. We just want to facilitate conversation about an issue that is so fundamental to the values of our country.

Immigrant food unites individuals at the table fostering meaningful and inclusive conversations on immigration. This is why Ayuda awarded Immigrant Food with its inaugural Advocate of Change Award at its 2021 signature spring event Standing with Immigrants. Since 2019, Ayuda has stood as a steadfast ally to immigrant food coalescing our efforts to create impactful events, engaging panel discussions, & collaborative initiatives such as Hispanic Heritage Month.

Well for us we are very proud to partner with Immigrant Foods it is an opportunity for us to go beyond the service that we do; to touch other people who may come here for the food, for the incredible food that immigrant does; but to also open their minds and make sure that they understand what immigrants go through & most importantly change the narrative of who we are. Well first of all we are very proud to recognize immigrant foods, I think it's a perfect marriage of entrepreneurship, social justice and really beginning to change the narrative of how people see immigrants.

We believe Immigrant Food is proof that a growing startup can do well and do good at the same time.

Gastroadvocacy was born to embody these values. That's what this company has done since 2019. Immigrant Food has put these values on people's plates every day; with our staff, our customers, and our community. That's why you should consider investing in Immigrant Food. With our continued growth, we aim to expand to more locations across the United States.

Invest in the future of restaurants, which innovate the dining experience and add a socially conscious aspect to the table.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Initial File #: C00006139950

GOVERNMENT OF THE DISTRICT OF COLUMBIA

DEPARTMENT OF LICENSING AND CONSUMER PROTECTION
CORPORATIONS DIVISION

CERTIFICATE

THIS IS TO CERTIFY that all applicable provisions of the District of Columbia Business Organizations Code have been complied with and accordingly, this ***CERTIFICATE OF RESTATED ARTICLES*** is hereby issued to:

iFood Inc.

Effective Date: 3/6/2024

IN WITNESS WHEREOF I have hereunto set my hand and caused the seal of this office to be affixed as of 3/6/2024 5:37 PM

Business and Professional Licensing Administration

Rebecca Janovich

REBECCA JANOVICH
Superintendent of Corporations,
Corporations Division

Muriel Bowser
Mayor

Tracking #: j1ROVB1D

Reset Form

DLCP
DC Department of Licensing and Consumer Protection

GOVERNMENT OF THE DISTRICT OF COLUMBIA
MURIEL BOWSER, MAYOR

DLCP Corp. Div.
MAR - 6 2024

District of Columbia Government

Corporations Division

File Copy________

Restated Articles of Incorporation of Domestic For-Profit Corporation

Form DBU-3, Ver. 5, October 2022

This form will allow for a domestic for-profit corporation to restate its original articles of incorporation or incorporate all amendments one document. Restated articles may not amend registered agent and/or incorporator.

ENTITY TYPE / AUTHORITY	FILING FEE
Domestic Business Corporation: § 29–308.07.	Refer to Corporate Fee Schedule posted online;

Under the provisions of the Title 29 of D.C. Code (Business Organizations Act), the domestic filing entity listed below hereby applies for a Certificate of Restated Articles of Incorporation and for that purpose submits the statement below.

1. Corporation Name

iFood Inc.

2. The text of the restated articles of incorporation (may attach statement)

Attached.

3. The restated articles consolidate all amendments into a single document.

4. If a new amendment is included in the restated articles then all requirements of the section § 29-308.06 shall be met.

If you sign this form you agree that anyone who makes a false statement can be punished by criminal penalties of a fine up to $1000, imprisonment up to 180 days, or both, under DCOC § 22-2405;

5. Name of the Governor or Authorized Person	5A. Signature of the Governor or Authorized Person
Mayan Bouskila	Mayan Bouskila

Mail all forms and required payment to:
Department of Licensing and Consumer Protection
Corporations Division
PO Box 92300
Washington, DC 20090
Phone: (202) 442-4432

Many corporate filings are available online.

Go to our CorpOnline site at **https://corponline.dlcp.dc.gov** and sign in with Access DC to proceed.

Online filings are paid by credit card.

DLCP Corp. Div.

MAR - 6 2024

File Copy

RESTATED ARTICLES OF INCORPORATION
OF
DOMESTIC FOR-PROFIT CORPORATION

These Restated Articles of Incorporation consolidate all amendments to the Corporation's original Articles of Incorporation into a single document and are submitted for filing pursuant to the applicable provisions of the District of Columbia Business Organizations Code.

First: Corporation Name:

iFood Inc.

Second: The number of shares which the corporation is authorized to issue:

Number of Shares	Class of Shares	Par Value of Shares	Total Amount
10,700,000	Common	$0.00001	$107.00

Third: Registered Agent name and address in the District Columbia:

Peter Schechter

1301 K St. NW, 3rd Floor West

WASHINGTON, District of Columbia 20005

Email: peter@immigrantfood.com

Fourth: Miscellaneous Provisions:

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

1. Classes of Common Stock. There shall be five classes of Common Stock: Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock.

2. Number of Shares. The total number of shares of all classes of stock which the Corporation shall have authority to issue is: (i) three million (3,000,000) shares of Class A Common Stock, $0.00001 par value per share, (ii) six million (6,000,000) shares of Class B Common Stock, $0.00001 par value per share, (iii) one million (1,000,000) shares of Class C Common Stock, $0.00001 par value per share, (iv) four hundred thousand (400,000) shares of Class D Common Stock, $0.00001 par value per share, and (v) three hundred thousand (300,000) shares of Class E Common Stock, $0.00001 par value per share.

3. Voting. The holders of Class A Common Stock and Class B Common Stock are entitled to one vote for each share of Class A Common Stock and Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of Class B Common Stock if the holders of such affected Class B Common Stock are entitled to vote thereon pursuant to the Certificate of Incorporation or pursuant to the laws of the District of Columbia. The holders of Class C Common Stock, Class D Common Stock and Class E Common Stock shall not be entitled to any voting rights. There shall be no cumulative voting. The number of authorized shares of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock may be increased or decreased (but not below the number of

shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote.

4. Dividends. Until such time as the holders of Class A Common Stock shall have received dividends hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock (the "First Out Date"), an amount equal to eighty percent (80%) of the Company's dividends shall accrue to the holders of Class A Common Stock and twenty percent (20%) of the Company's dividends shall accrue to the Company's Class B Common Stock and Class C Common Stock. Following the First Out Date, and at all times thereafter, there shall be no dividend preference between the classes of Common Stock.

5. Distribution of Proceeds of Liquidation or Sale. Upon a liquidation and dissolution of the Company (or upon the sale of all or substantially all of the Company's assets), the proceeds of any such liquidation (or sale) shall be: (i) first, applied to pay the costs and fees associated with the liquidation of the assets and the winding up of the Company's affairs (or expenses of the sale); (ii) second, used to satisfy any and all of the Company's creditors; (iii) third, if the First Out Date has not yet occurred, then until such time as the holders of Class A Common Stock shall have received dividends and liquidation/sale proceeds hereunder in an amount equal to 120% of purchase price paid by such holders of Class A Common Stock, an amount equal to eighty percent (80%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class A Common Stock and twenty percent (20%) of the Company's liquidation/sale proceeds shall be paid to the holders of Class B Common Stock and Class C Common Stock; (iv) last, paid to the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock and Class E Common Stock pro rata in accordance with their respective shares held in the Company at the time of such distribution.

Fifth: Directors Name & Address:

No directors.

Sixth: Name of the Governor or Authorized Person:

Name: Mayan Bouskila

Seventh: Name of the Governor or Authorized Person executing this form:

Name: Mayan Bouskila

Exhibit G to Form C

Test The Waters Materials

IMMIGRANT FOOD'S CROWDFUNDING RAISE WILL GO LIVE IN 2 DAYS!

SAVE THE DATE FOR MARCH 14TH

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

OUR CROWDFUNDING CAMPAIGN WILL BE OFFICIALLY

LIVE

Don't miss out • Don't miss out • Don't miss out • Don't miss out •

TOMORROW, MARCH 14TH!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

PLEASE SEE THE SCHEDULE BELOW:

Zoom Information Session #1:
February 23 at 1pm

In-Person Information Session:
on February 28, 6-8pm

Zoom Information Session #2:
on March 7 at 12pm

We look forward to seeing you and hearing your questions!

Zoom Information Session #1:
February 23 at 1pm

In-Person Information Session:
on February 28, 6-8pm

Zoom Information Session #2:
on March 7 at 12pm

We look forward to seeing you and hearing your questions!

Thank You

IMMIGRANT FOOD

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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immigrantfood We're absolutely thrilled to share some exciting news!

After five incredible years since the opening of our

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CURIOUS ABOUT IMMIGRANT FOOD'S CAPITAL RAISE?

IMM IGRANT FOOD

Check out the five things that you should know!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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WANT TO OWN A SLICE OF IMMIGRANT FOOD?
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Immigrant Food
428 followers
2w •

We're absolutely thrilled to share some exciting news!

After five incredible years since the opening of our flagship location, we're happy to announce Immigrant Food's first capital raise on StartEngine. If you share our passion for #gastroadvocacy and empowering and supporting #immigrants and their incredible contributions to society, we invite you to delve deeper into our campaign: https://lnkd.in/d3WD_sm6 and don't forget to share this post with your friends!

The campaign is not yet live, but stay tuned! 🧡

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CURIOUS ABOUT IMMIGRANT FOOD'S CAPITAL RAISE?
IMM IGRANT FOOD
Check out the five things that you should know!
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Immigrant Food
428 followers
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Curious about our #capitalraise with StartEngine since our last update? This one's for you - swipe right to uncover the five essential details about our #crowdfundingcampaign!

For more information on this exciting opportunity, don't forget to check out: https://lnkd.in/d3WD_sm6

Feel free to shoot us a message if you have any questions! 😊

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Immigrant Food
@immigrantfooddc

🧵 We're happy to announce Immigrant Food's first capital raise on @StartEngineLA!

If you share our passion for gastroadvocacy, we invite you to delve deeper into our campaign. The campaign is not yet live, but stay tuned!
🧡 immigrantfood.com/startengine/


WANT TO OWN A SLICE OF IMMIGRANT FOOD?
$
$
$
$
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

10:57 AM · Feb 16, 2024 · **30** Views

Immigrant Food
@immigrantfooddc

🧵Curious about our capital raise with @StartEngineLA since our last update? This one's for you!
For more information on this exciting opportunity check out immigrantfood.com/startengine/ and feel free to shoot us a message if you have any questions! 🤩


CURIOUS ABOUT IMMIGRANT FOOD'S CAPITAL RAISE?
IMMIGRANT FOOD
Check out the five things that you should know!
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

2:04 PM · Mar 6, 2024 · **24** Views

A unique investment opportunity with Immigrant Food for you, Eugenia

External Inbox ×

Téa Ivanovic via mail113.atl281.mcsv.net
to me

Wed, Feb 7, 12:20 PM

View this email in your browser

Dear Eugenia,

You're receiving this email because we want to let you know about an exciting investment opportunity with Immigrant Food. Our company is a breakthrough innovation in restaurants.

As you might already know, Immigrant Food stands as a pioneering force in the culinary world, blending gastronomy with advocacy to create a unique dining experience known as gastroadvocacy. Our mission is simple yet profound: celebrate, advocate, and protect America's immigrant DNA by driving social change through dining.

Since our establishment in November 2019, Immigrant Food has not only overcome the challenges of the pandemic but emerged stronger. With three thriving locations and our fourth opening in Ballston, Virginia, this May, we take pride in our culinary and mission success. We're proud of our proven excellence. In 2023, we:

- Boasted over 15% profitability
- Drove $4.3M in 2023 revenue
- Earned accolades and social justice recognitions from Forbes 30 under 30, and esteemed immigrant advocacy groups

In the next few weeks, we're launching a capital raise on StartEngine to fuel our next phase of growth, and we're pleased to invite you to be part of Immigrant Food's success story.

In contrast to our previous rounds with $50,000 investment minimums, this is an

phase of growth, and we're pleased to invite you to be part of Immigrant Food's success story.

In contrast to our previous rounds with $50,000 investment minimums, this is an opportunity to fuel our growth while democratizing Immigrant Food's ownership. We aim to share our vision with a broader audience who believes, as we do, in preserving the invaluable recipes brought by immigrants. The minimum investment is a fraction of the price prior investors paid - the minimum ticket is $500.

This email marks the beginning of our communication about Immigrant Food's community round. In the coming updates, you will learn more about our story, leadership, business plans, advocacy initiatives, and our collective success. For now, we just want to plant the seed in your mind about becoming an Immigrant Food investor. Detailed information about the offering and invitations to in-person and virtual information sessions will follow shortly.

We're excited to share more about our StartEngine raise and look forward to the possibility of you joining us on this exciting journey. Stay tuned for more updates!

Sincerely,

Peter & Téa

Perks based on the volume of your contribution include:

- Tier 1 Perk: Contribute $5,000+ to receive a $250 gift card along with our exclusive "Immigrants Make America Great" tote bag.
- Tier 2 Perk: Contribute $10,000+ to enjoy a personalized Chef's curated dinner experience for four, valued at $750, alongside 5% bonus shares.
- Tier 3 Perk: Contribute $25,000+ to indulge in a catered event for up to 15 guests, valued at $3,000, alongside 7% bonus shares.
- Tier 4 Perk: Contribute $50,000+ to access three hours of private room booking, valued at $3,500, plus a $1,000 bar tab credit for your event, alongside 10% bonus shares.
- Tier 5 Perk: Contribute $100,000+ to immerse yourself in an unforgettable culinary experience with Immigrant Food's Culinary Director and Executive Chef Ben, alongside lunch with our co-founders Tea and Peter, plus 12% bonus shares.
- Tier 6 Perk: For contributions of $500,000+, enjoy complimentary Immigrant Food lunch for a year, with one item plus drink per day, six days a week, alongside 12% bonus shares.
- Tier 7 Perk: Make a significant impact with a contribution of $1,000,000+ and have a say in Immigrant Food's next city expansion, pending Board approval, plus 12% bonus shares.

We're excited to continue this journey with you and appreciate your support in making our vision a reality.

All best,
Téa & Peter